Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For purposes of calculating the ratio of earnings to fixed charges, earnings available for fixed charges consists of income before minority interest and income tax expense less income from equity investments plus fixed charges. Fixed charges are defined as interest expense plus the interest component of rental expense.

	Predecessor				Successor (1)
	Year Ended December 31,			January 1, 2006 to May 9 2006	May 10 2006 to September 30 2006	Year Ended December 31 2007
	2003	2004	2005
				(dollars in thousands)
Income before minority interest and income tax expense	$4,216	$143,914	$58,935	$27,938	$69,182	$29,783
Less: income from equity investments	(1,339)	(1,607)	(1,546)	(770)	(942)	(2,558)
Plus: fixed charges	5,703	9,041	7,765	1,903	23,640	65,458

Earnings available for fixed charges	$8,580	$151,348	$65,154	$29,071	$91,880	$92,683

Interest expense	3,539	6,769	5,519	1,375	22,624	63,543
Interest component of rental expense	2,164	2,272	2,246	528	1,016	1,915

Fixed charges	$5,703	$9,041	$7,765	$1,903	$23,640	$65,458

Ratio of earnings to fixed charges	1.5x	16.7x	8.4x	15.3x	3.9x	1.4x

(1)	As a result of the application of purchase accounting, the Successor Company amounts presented are not comparable with those of the Predecessor Company